UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 11, 2018

Twenty-First Century Fox, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32352	26-0075658
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1211 Avenue of the Americas, New York, New York	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-852-7000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Bridge Credit Agreement Amendment

To provide additional financing in connection with the increased offer for Sky plc (“Sky”), on July 11, 2018, Twenty-First Century Fox, Inc. (“21CF” or the “Company”) and its wholly owned subsidiary 21st Century Fox America, Inc. (“21CFA”) entered into the First Amendment to Bridge Credit Agreement (the “Amendment”) with respect to the Bridge Credit Agreement (as amended by the Amendment, the “Credit Agreement”) with, inter alios, the lenders under the Credit Agreement party thereto and J.P. Morgan Europe Limited as designated agent. The Amendment provides for an increase of available borrowings under a tranche of loans with a maturity date of 364 calendar days following the date on which the lenders are required to fund the loans from £7.70 billion to £10.825 billion. The Amendment also incorporates references to the revised terms of the offer for Sky by the Company as set out in the UK Announcement (as described below).

The foregoing description of the Amendment is a summary and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 10.1 and which is incorporated herein by reference.

Consent and Reimbursement Agreement

In connection with the Amendment, on July 11, 2018, the Company entered into a letter agreement (the “Consent and Reimbursement Agreement”) with The Walt Disney Company, a Delaware corporation (“Disney”), pursuant to which Disney (i) consented to entry into the Amendment and the incurrence under the Credit Agreement of up to an aggregate principal amount of £15.325 billion of indebtedness (the “Sky Debt”) for the purposes of financing the Acquisition (as defined below) and (ii) agreed, in certain circumstances described below, to reimburse the Company in an amount (the “Reimbursement Fee”) equal to (1) (x) the number of shares of Sky that the Company and its affiliates acquire in the Acquisition, multiplied by (y) the amount by which the per share cash consideration paid by the Company in the Acquisition exceeds £13.00 per share and is less than or equal to £14.00 per share (the amount referred to in this clause (1), the “Principal Amount”), plus (2) interest and fees on such Principal Amount, which interest shall accrue at a rate per annum equal to the interest rate applicable to the Sky Debt from the date on which the Acquisition is consummated until the date on which the Reimbursement Fee is paid to the Company by Disney. The Reimbursement Fee is payable by Disney to the Company if (1) any of the following occurs: (x) the Amended and Restated Agreement and Plan of Merger, dated as of June 20, 2018 (as amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), among the Company, Disney, TWDC Holdco 613 Corp., WDC Merger Enterprises I, Inc., and WDC Merger Enterprises II, Inc. is terminated in a circumstance in which Disney is obligated to pay the Parent Regulatory Termination Fee (as defined in the Merger Agreement), (y) a Parent Superior Proposal Termination (as defined in the Merger Agreement), or (z) the Merger Agreement is terminated by the Company because the Board of Directors of Disney made a Parent Change in Recommendation (as defined in the Merger Agreement) and (2) at the time of such termination, the Company has consummated the Acquisition. The foregoing description of the Consent and Reimbursement Agreement is a summary and is qualified in its entirety by reference to the Consent and Reimbursement Agreement, a copy of which is attached hereto as Exhibit 10.2 and which is incorporated herein by reference.

Amendment to the Surviving Provisions of the Co-Operation Agreement

On December 15, 2016, the Company entered into a co-operation agreement with Sky (the “Co-Operation Agreement”) pursuant to which the Company and Sky agreed to take certain steps to facilitate completion of the Company’s acquisition of the fully diluted share capital of Sky which it and its affiliates do not already own (the “Original Sky Transaction”). On April 25, 2018, Sky informed the Company that the Independent Committee (as defined in the Co-Operation Agreement) of Sky had withdrawn its recommendation of the Original Sky Transaction. Following such withdrawal of the recommendation, the Co-Operation Agreement was terminated (the “Termination”), but certain provisions of the Co-Operation Agreement survived the Termination. On July 11, 2018, the Company and Sky agreed to amend the surviving provisions of the Co-Operation Agreement (the “Amendment Agreement in Relation to Surviving Provisions of the Co-Operation Agreement”) including, but not limited to, those provisions regarding the Company switching from a scheme of arrangement to a Takeover Offer (as that term is defined in the UK Companies Act) as the method of implementing an acquisition by the Company for the fully diluted share capital of Sky, which it and its affiliates do not already own, such that the restrictions on the acceptance condition for a Takeover Offer by the Company have been terminated and the Company may reduce the minimum acceptance condition of a contractual offer from a majority of the shares of Sky held by Unaffiliated Sky Shareholders (as defined in the UK Announcement) to a simple majority of all shares of Sky (including those held by the Company and its affiliates). The Amendment Agreement in Relation to Surviving Provisions of the Co-Operation Agreement also provides that the Company may bring forward or extend the last possible date for announcing that its offer is unconditional as to acceptances so that it is the same that of any competing bidder for Sky.

The foregoing summary of the Amendment Agreement in Relation to Surviving Provisions of the Co-Operation Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment Agreement in Relation to Surviving Provisions of the Co-Operation Agreement which is attached as Exhibit 2.1 to this Current Report on Form 8-K.

ITEM 8.01	OTHER EVENTS

On July 11, 2018, the Company issued an announcement (the “UK Announcement”) disclosing the terms of an increased offer (the “Offer”) by the Company to acquire the fully diluted share capital of Sky which it and its affiliates do not already own at a price of £14.00 per share, payable in cash, which may be reduced if certain dividends or other distributions are paid by Sky (the “Acquisition”), as further described in the UK Announcement, which is attached hereto as Exhibit 99.1, as well as a press release related to the Offer, which is attached hereto as Exhibit 99.2.

It is intended that the Acquisition will be implemented by means of a scheme of arrangement under the UK Companies Act. However, the Company reserves the right to implement the Acquisition by way of a Takeover Offer, subject to the consent of the UK Panel on Takeovers and Mergers and the surviving terms of the Co-Operation Agreement (as amended on July 11, 2018).

The Acquisition will be subject to the satisfaction (or waiver) of certain conditions, including the sanction of the scheme of arrangement to implement the Acquisition by the High Court of Justice of England and Wales and the approval of Sky’s shareholders. The conditions to the Acquisition are referred to in the UK Announcement.

The foregoing summary of the UK Announcement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the UK Announcement, which is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction among The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”) and TWDC Holdco 613 Corp. (“New Disney”), New Disney has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-225850) (as amended, the “Form S-4”), which was declared effective by the SEC on June 28, 2018. The Form S-4 includes an updated joint proxy statement of Disney and 21CF and also constitutes a prospectus of New Disney (the “updated joint proxy statement/prospectus”). The updated joint proxy statement/prospectus was mailed to the respective stockholders of Disney and 21CF on or about June 28, 2018. This updated joint proxy statement/prospectus replaces the definitive joint proxy statement/prospectus which Disney and 21CF previously filed with the SEC on May 24, 2018 and mailed to their respective stockholders on or about June 1, 2018 (the “original joint proxy statement/prospectus”). 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF, Disney and New Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4, the updated joint proxy statement/prospectus or the registration statement of New Fox or any other document which 21CF, Disney or New Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE UPDATED JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED

MATTERS. Investors and security holders may obtain free copies of the registration statements and the updated joint proxy statement/prospectus and, when available, other documents filed with the SEC by 21CF, Disney and New Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney, New Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description is available in the registration statement on Form S-4 and the updated joint proxy statement/prospectus, and will be available in the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions with respect to the treatment of certain aspects of the transaction under U.S. and Australian tax laws), (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the number of New Disney shares and the cash amount to be paid to holders of 21CF’s common stock, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF’s common stock, Disney’s common stock and/or New Disney’s common stock, (x) risks relating to the value of the New Disney shares to be issued in the transaction and uncertainty as to the long-term value of New Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of New Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of New Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the ability of the parties to obtain or consummate financing or refinancing related to the transactions upon acceptable terms or at all, (xvii) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xviii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xix) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xx) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xxi) as well as management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transactions, are more fully discussed in the updated joint proxy statement/prospectus included in the Form S-4, and will be more fully discussed in the registration statement that will be filed with respect to New Fox. While the list of factors presented here and in the updated joint proxy statement/prospectus included in the Form S-4 are, and the list of factors presented in the registration statement of New Fox will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s, Disney’s or New Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF, Disney nor New Disney assume any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit Number	Description

2.1	Amendment Agreement in Relation to Surviving Provisions of the Co-Operation Agreement between Twenty-First Century Fox, Inc. and Sky plc, dated July 11, 2018

10.1	First Amendment to Bridge Credit Agreement, dated as of July 11, 2018, in respect of the Bridge Credit Agreement, dated as of December 15, 2016, among 21st Century Fox America, Inc., Twenty-First Century Fox, Inc., J.P. Morgan Europe Limited, as designated agent, and the lending institutions party thereto

10.2	Consent and Reimbursement Agreement by and between Twenty-First Century Fox, Inc. and The Walt Disney Company, a Delaware corporation, dated as of July 11, 2018

99.1	UK Announcement by Twenty-First Century Fox, Inc. of its increased offer for Sky, dated July 11, 2018

99.2	Press Release of Twenty-First Century Fox, Inc., dated July 11, 2018

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment Agreement in Relation to Surviving Provisions of the Co-Operation Agreement between Twenty-First Century Fox, Inc. and Sky plc, dated July 11, 2018

10.1	First Amendment to Bridge Credit Agreement, dated as of July 11, 2018, in respect of the Bridge Credit Agreement, dated as of December 15, 2016, among 21st Century Fox America, Inc., Twenty-First Century Fox, Inc., J.P. Morgan Europe Limited, as designated agent, and the lending institutions party thereto

10.2	Consent and Reimbursement Agreement by and between Twenty-First Century Fox, Inc. and The Walt Disney Company, a Delaware corporation, dated as of July 11, 2018

99.1	UK Announcement by Twenty-First Century Fox, Inc. of its increased offer for Sky, dated July 11, 2018

99.2	Press Release of Twenty-First Century Fox, Inc., dated July 11, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWENTY-FIRST CENTURY FOX, INC.

By:	/s/ Janet Nova
Janet Nova
Executive Vice President and Deputy
Group General Counsel

Dated: July 11, 2018